EXCLUSIVE US LICENSE AGREEMENT WITH SSL9. INC.

This AGREEMENT, is entered into by and between the SSL9 Inc., a Nevada corporation and (hereinafter referred to as "LICENSOR"), having a principal place of business at 4625 W. Nevso Drive Suites 2 & 3, Las Vegas, NV 89103, and MINMAX SPACES, a corporation organized under the laws of the State of Wyoming (hereinafter referred to as "LICENSEE") and having a principal place of business at 30 N Gould Street Suite R. Sheridan, Wyoming 82801 .

WITNESSETH:

WHEREAS, LICENSOR has the right to grant licenses under specific inventions (hereinafter defined and referred to as "Licensed Inventions") that are covered by certain propriety technologies. Patents, and/or patent applications (hereinafter defined and referred to as "Trade/Patent Rights") and wishes to have the Licensed Inventions used in the US home and commercial marketplaces;

WHEREAS, LICENSEE wishes to obtain an exclusive right and license to and under the Licensed Inventions, Patent Rights and Licensor Information (hereinafter defined) to make, use, sell, have made and offer for sale the Licensed Products (hereinafter defined) for commercial use in accordance with the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein and for other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged by the parties, the parties agree as follows:

1.00 DEFINITIONS
For the purposes of this Agreement, the following terms shall have the meanings given below:

1.01. "Effective Date" shall mean date of this agreement.

1.02. "Field" shall mean field of use for the Licensed Invention. For purposes of this Agreement, the Fields are home and commercial spaces.

1.03. "Licensed Invention" shall mean SSL9, Inc. Disclosure Fast Operational Building Systems, titled "FOBS."

1.04. "Licensed Process" shall mean any process derived from the Licensed Invention.

1.05. "Licensed Product" shall mean any product derived from the Licensed Invention of prefabricated metal buildings and/or sourced products used in the construction of prefabricated metal housing and based on Patent Rights, if any, or are applied for from the customization and/or commercialization of FOBS or or sourced by Licensor Information that is produced and/or sold by LICENSEE or sublicensees.

1.06. "Licensor Information" shall mean any and all materials, technical information, data, know-how, inventions, processes and other information relating to the Licensed Invention(s) that are in the possession of LICENSOR as of the Effective Date of this Agreement.

1.07. "Licensed Service" shall mean any service derived from the Licensed Invention(s) and based on Patent Rights and/or Licensor Information that is performed and sold by LICENSEE or sublicensees.

1.08. "Net Sales" shall mean the gross sales of Licensed Product(s) that are produced, processed or sold; and all products produced, processed or sold through the use of Licensed Process(es) by LICENSEE and sublicensees to or for any party, as and when received by LICENSEE or sublicensees less (i) customer returns and adjustments and (ii) price allowances and trade discounts actually granted to customers.

1.09. "Patent Rights" shall mean U.S. Provisional Patent Applications, if any, or that may be applied for in the customization or commercialization thus encompassing the Licensed Invention(s) filed by or on behalf of LICENSOR, its officers, agents, employees or students. "Patent Rights" , if any, shall also mean all divisions, continuations, substitutions, renewals, reissues and extensions claiming priority to MinMax Spaces and any foreign country counterpart application claiming priority to any US Provisional Patent Applications, if any.

For the purpose of computing royalty obligation, a patent application shall cease to be a Patent Right when (i) the application is abandoned; provided, such abandonment is not followed by submission of a continuation application or (ii) the application (or any parent patent application) has been pending for more than four (4) years, whichever shall first occur. A patent application abandoned under one of these conditions shall be reinstated as a Patent Right for the purpose of computing royalty obligations on the date a patent issues thereon.

For the purpose of computing royalty obligation, a patent shall cease to be a Patent Right when (i) the patent expires; (ii) the patent is no longer maintained; or (iii) all pertinent claims in the patent have been held to be invalid by a final decision of the Patent and Trademark Office or a court of competent jurisdiction.

1.10 "AFFILIATE" shall mean any company, corporation, association or business in which LICENSEE owns directly, or indirectly, a controlling interest.

1.11 "Associate(s)" means any company, corporation, association or business that LICENSEE designates to conduct the process of the LICENSED INVENTION on behalf of LICENSEE, and to produce product for LICENSEE, and which product is sold by LICENSEE ONLY.

1.12. "Territory" shall mean the United States of America and its' territories.

1.13. "Calendar Year" shall mean the twelve-month period as measured from Jan 1st - December 31st.

2.00 LICENSE
2.01. LICENSOR hereby grants, except for certain rights that may be held by the United States Government, to LICENSEE and its Associates, and LICENSEE hereby accepts from LICENSOR, as of the Effective Date of this Agreement, the exclusive nontransferable, nonassignable right and license to and under the Licensed Invention(s) and Patent Rights and to make, have made, use, sell, have sold and offer for sale the Licensed Product(s); and make, have made, use, sell, have sold and offer for sale any product based on Licensed Process(es); in the Field within the Territory. This grant includes the right to sublicense subject to the conditions as specified below

SUBLICENSING
2.01.1 Unless otherwise expressly stated herein, the terms of any sublicense shall be as favorable to LICENSOR as the terms and conditions of this Agreement. In no event is licensee authorized to

sublicense Licensed Invention(s) or any product, process or service derived therefrom for other than cash, such as in the cross license, without obtaining authorization from the LICENSOR, which authorization may be withheld.

2.01.2 LICENSEE shall notify LICENSOR of any sublicenses LICENSEE may grant hereunder and furnish LICENSOR a true and correct copy of such sublicense and any modifications or terminations thereof within thirty (30) days of such actions.

2.01.3 LICENSEE shall be responsible for the operations of all its sublicensees and associates as if such operations were carried out by LICENSEE, including the payment of royalties, whether or not paid to LICENSEE by its sublicensees and associates.

2.01.4 All sublicensees shall be advised that LICENSOR shall have the right to terminate the sublicense immediately, in its sole discretion, upon the termination of this Agreement for any reason, and that all rights granted under a sublicense issued by LICENSEE shall revert immediately to LICENSOR upon termination of the sublicense unless LICENSOR notifies a particular sublicense that it desires to continue its sublicense. In such an instance, sublicensee shall advise LICENSOR, in writing, within two weeks of its receipt of notice whether it accepts said sublicense.

2.01.5 This Agreement does not convey and shall not be construed to convey to LICENSEE, or any sublicensees, any right, title to or ownership in Licensed Inventions or Products, Processes or Services derived therefrom, SSL9, Inc. Patent Rights, other than that specified in this Agreement.

2.02. The grant of rights under Sections 2.01 shall be limited by and subject to the right of LICENSOR, its employees, officers, agents and students to use the Licensed Invention(s), Licensor Information and Patent Rights for (i) obtaining funds from any source for additional research, (ii) research, (iii) teaching and (iv) noncommercial purposes.

2.03. In the event LICENSEE or a sublicensee fails to sell Licensed Product(s) or Services within one (1) year of the Effective Date of this Agreement, LICENSOR, in its sole discretion, may convert this license to a nonexclusive license.

2.04. In the event LICENSEE ceases or fails to: make, have made, use, sell, have sold or perform for sale the Licensed Product(s), for a period in excess of two (2) years, the right and license granted to LICENSEE under this Agreement shall revert to LICENSOR and LICENSEE's exclusive license to the Licensed Product(s) and Process(es), shall terminate immediately. LICENSEE shall notify LICENSOR immediately of any cessation identified above and shall be allowed to sell the inventory of the Licensed Product(s) or products derived through the use of Licensed Process(es) in LICENSEE's possession at such time in accordance with the provisions set forth in Section 10.08.

3.00 REPRESENTATIONS AND ACKNOWLEDGMENTS
3.01. Nothing contained in this Agreement is intended to be or shall be construed as a representation or warranty that any patent or patent application within the Patent Rights is valid or that performance under any patent or patent application within the Patent Rights is not an infringement of any patent of any other(s).

3.02. LICENSOR represents that, as of the Effective Date of this Agreement, it has not entered any contract, license or similar agreement with a third party that restricts, contradicts, interferes with or otherwise limits the grant of rights under this Agreement.

3.03. LICENSOR represents it has proper authority to enter into this Agreement and to grant the rights set forth herein.

3.04. LICENSEE represents it has proper authority to enter into this Agreement.

3.05. LICENSEE represents that it shall use reasonable commercial efforts to introduce Licensed Inventions or Products, Processes or Services derived therefrom into the market and market its availability as soon as practicable after the Effective Date of this Agreement and shall also use its best efforts to develop, commercialize and sell the Licensed Inventions or Products, Processes or Services derived therefrom, within one (1) year of the Effective Date of this Agreement.

3.06. This Agreement does not convey and shall not be construed to convey to LICENSEE or any sublicensees any right, title to or ownership in and to Licensed Inventions or Products, Processes or Services derived therefrom and Licensor Information other than that specified in this Agreement.

4.00 PROTECTION OF INTELLECTUAL PROPERTY
4.01 LICENSEE and LICENSOR shall jointly consider the filing of any patent applications. LICENSEE understands that all patent filings will be made in the name of LICENSOR, SSL9 Inc., and the final decision regarding the filing of any particular application or to pursue a course of action during prosecution of the application(s) is reserved to LICENSOR. Within six months from the date of filing of the United States Patent Application or within six months of filing a demand in a PCT application, LICENSEE will notify LICENSOR in which foreign countries LICENSEE desires to have patent protection filed.

4.02. LICENSOR and LICENSEE agree to cooperate to assure the United States patent applications and foreign patent applications adequately and accurately reflect, to the best of their knowledge, all items of commercial interest and importance.

4.03. LICENSOR shall advise LICENSEE (and vice-versa) of developments with respect to currently pending and subsequently filed patent applications and each or the other shall provide copies of all filings and other materials submitted therein and of all patents received and filed in connection with their prosecution.

 4.04. Unless otherwise agreed to in writing, LICENSEE will not pay LICENSOR's Patent Counsel for any expenses incurred in connection with searching, filing, prosecuting and maintaining United States and foreign patent applications and patents defined as Patent Rights, if any, as well as continuations, divisional, reissues or substituted applications thereof. LICENSEE shall pay all patent expenses associated with the Licensed Invention(s) if they seek modification from original product and will belong to LICENSOR's Patent for as long as this Agreement is effective and regardless of whether such expenses are incurred in connection with United States or foreign patent filings. If this Agreement is terminated prior to the expiration of all Patent Rights, LICENSEE shall pay for all patent expenses incurred prior to the effective date of such termination, including any and all costs associated with expenses that are billed after the effective date of the termination.

4.05. If LICENSEE believes a third party is infringing upon any United States or foreign patent included in the Patent Rights during the term of such patent, LICENSEE shall notify LICENSOR, in writing, and simultaneously shall furnish LICENSOR all information upon which LICENSEE's belief is based. In such notice, LICENSEE shall further advise LICENSOR whether LICENSEE elects to initiate and prosecute legal action for infringement against that third party, in accordance with 4.07 below.

4.06. LICENSEE shall have the right, but not the obligation, to initiate and prosecute legal action for infringement by a third party of any claim arising under a United States or foreign patent within the definition of the term Patent Rights, at LICENSEE's own cost and expense, for its own recovery.

LICENSEE shall not be relieved of its obligations to pay royalties to LICENSOR during the prosecution of such legal action. LICENSEE must obtain the prior written consent of LICENSOR before settling or compromising any legal action initiated by LICENSEE that shall not be unreasonably withheld.

4.07. Nothing herein shall prohibit LICENSOR and LICENSEE from jointly prosecuting a legal action for patent infringement by a third party by mutual agreement. In such instance, recovery shall be divided as mutually agreed to by the parties hereto.

5.00 INFRINGEMENT OF THIRD PARTY PATENTS
5.01. LICENSEE shall promptly notify LICENSOR, in writing, of any threat, suit or claim arising from an allegation that the manufacture, use and/or sale of Licensed Product(s), Process(es) or Service(s) constitutes infringement of a third party's patent in a particular country. Upon LICENSEE's request, LICENSOR will render assistance for LICENSEE's defense of such a threat, suit or claim or settlement and satisfaction thereof, and will furnish LICENSEE, at LICENSEE's expense, evidence and information in LICENSOR's possession reasonably relating to such defense, settlement and/or satisfaction.

5.02. LICENSOR shall have the right to be represented during LICENSEE's defense of such threat, suit or claim by advisory counsel of LICENSOR's sole selection and at LICENSOR's own expense. LICENSEE shall have full authority and control for such defense and/or the settlement and satisfaction thereof, at its own cost and expense, and shall have authority to make all final decisions with respect to that defense and/or settlement. LICENSEE shall not be relieved of its obligations to pay royalties to LICENSOR during the course of any such action.

6.00 INDEMNIFICATION
6.01. LICENSEE agrees to indemnify and hold harmless LICENSOR, and all staff, regents and employees of LICENSOR and LICENSOR's agents and contractors, from and against any and all claims, damages and liabilities, including legal fees asserted by third parties (whether governmental or private) arising from the manufacture, use or sale of any Licensed Product by or for LICENSEE, or arising from the use of any such Licensed Product by any third party, including any consumer or any customer of LICENSEE.

7.00 PAYMENTS AND FEES
7.01. LICENSEE shall pay a License Execution Fee in the amount of Fifty Thousand Dollars ($50,000) to LICENSOR within thirty (30) days of the Effective Date of this Agreement.

7.02. On or before the due date established under Section 8.02, LICENSEE shall pay Annual Minimum Royalties of Fifty Thousand dollars ($50,000) to LICENSOR. Annual Minimum Royalties due and paid for any particular calendar year shall be credited only against royalties earned and accruing in that particular calendar year.

7.03 On or before the due date established under Section 8.02, LICENSEE shall pay to LICENSOR royalty payments of Two percent (2%) of aggregated Gross Sales by LICENSEE of the FOBS products or ten percent (10%) of aggregated Gross sales generated under a sublicense.

7.04 In addition, LICENSEE will pay to the LICENSOR ten percent (10%) of any fees collected from a sublicensee that is not a fee generated from a royalty. An Affiliate is not considered a Sublicensee.

7.05. All payments due hereunder shall be made payable to the SS9, INC. in United States dollars and are final. No payment may be returned or refunded unless it was paid in error. All payments are to be electronically via wire. A failure to pay any fee on a due date, as set forth herein, is a breach of this Agreement. LICENSOR has no obligation to provide an invoice.

7.06. In the event any payment due LICENSOR is not received when due under this section, LICENSEE shall pay a late charge of One Hundred Dollars ($100.00) or two percent (2%) of the amount due and owing, whichever is greater ("Late Payment Charge"). The Late Payment Charge shall be issued simultaneously with issuance of the payment due.

8.00 RECORDS
8.01. During the term of this Agreement and for three (3) years from the date of last sale or product, LICENSEE shall maintain complete and accurate records of its and its sublicensees' sales and Net Sales of Licensed Products, Processes, Services and quantities of product obtained from associates under the license granted in this Agreement in sufficient detail to ascertain properly and verify the royalties payable hereunder. Upon LICENSOR's written notice, LICENSEE shall permit an independent accounting firm no more than once a year, selected and paid for by LICENSOR, and to whom LICENSEE has no reasonable objection, to examine, to the extent necessary, LICENSEE'S books, ledgers and records during regular business hours for the purpose of verifying any report or payment required under this Agreement during the three years immediately preceding the date of LICENSOR's written notice of examination. Any report(s) prepared by the firm regarding its investigation shall relate solely to fees and royalties due and owing under this Agreement. In the event the amounts due LICENSOR under this Agreement are determined to have been underpaid by greater than five percent (5%), LICENSEE shall pay the cost of such examination and accrued interest at the highest allowable rate. Failure to provide records when due or requested is a material breach of the Agreement.

8.02. On or before the last day of each calendar year that this Agreement is in effect, LICENSEE shall deliver to LICENSOR an accurate written statement, describing the particulars of the business conducted by LICENSEE and its sublicensees if any, during the preceding twelve (12) calendar months under this Agreement as may be necessary to account for payments due and owing hereunder. Such report shall contain, at a minimum, (i) the quantity of Licensed Product or Service produced, (ii) the total Net Sales, (iii) the calculation of royalties thereon and (iv) the total payments computed and due LICENSOR. Simultaneously with delivery of this report, LICENSEE shall submit payment to LICENSOR for the amount due for the period covered by the report.

8.03. Upon LICENSOR's written request, LICENSEE shall prepare and deliver to LICENSOR a written report presenting LICENSEE's strategies, efforts and accomplishments during the preceding calendar year for commercialization of the Licensed Products/Processes in the Field for each portion of the Territory and its strategies and plans for commercialization for the upcoming year. LICENSEE shall provide LICENSOR, upon written request from the LICENSOR, copies of product literature and /or advertisements. In no event will requests under this section be made more than once a year providing the original request is satisfied.

8.04. Failure to provide a reply or seek an extension of time to respond to any written request within thirty (30) days of the request is a breach of this Agreement.

9.00 PUBLICATIONS AND CLEARANCES

9.01. LICENSOR shall have the right to publish papers relating to the subject matter of this Agreement. In the event LICENSOR wishes to make any such publication, LICENSOR shall provide LICENSEE, at least thirty (30) days prior to publication or presentation, a copy of the abstract, paper or manuscript for review and comment. LICENSEE's review shall be limited to a determination whether any Proprietary or Confidential Information, as identified in accordance with the terms and conditions of a separate nondisclosure agreement executed by and between the parties, is disclosed by the publication and whether LICENSEE desires to have such information deleted or to seek patent protection for the information prior to publication. In the latter case, publication may be delayed up to one hundred and eighty (180) days after receipt of written notice from LICENSEE that it is filing for patent protection, if any. Any delay in publication shall conform to the SSL9, Inc on Classified and Proprietary Work, as approved and periodically amended by the Board. The author of any publication shall have the final right and authority to determine the scope and content of a publication, subject only to LICENSEE's limited right of review for Proprietary and Confidential Information.

9.02. LICENSEE shall not use, without the prior written consent and approval of LICENSOR, the name or trademark(s) of LICENSOR or of any individual employee or division thereof, for any commercial purposes other than to identify the actual product which they are reselling and must add standard disclaimer identifying that the ownership of product, name are not the LICENSOR or any of their subsideraries and/or sublicensees.

9.03. LICENSEE shall exert reasonable efforts to obtain permission or approval to market Licensed Product(s), Process(es) and Service(s), if such permission is required, from the applicable governmental agencies of any country within the Territory in which LICENSEE decides to market Licensed Products, Process(es) and Service(s). In the event LICENSEE terminates this Agreement, LICENSEE agrees to assign its full right, title to, interest in and to any such market clearance application or market clearance, including all data relating thereto, to LICENSOR.

10.00 TERM AND TERMINATION

10.01. This Agreement shall become effective on the Effective Date and, unless sooner terminated in accordance with the provisions herein, shall remain in full force and effect for the life of the last-to-expire patent included in any Patent Rights.

10.02. LICENSEE may, in its sole discretion, terminate this Agreement upon forty-five (45) days prior written notice to LICENSOR. LICENSEE shall pay to LICENSOR upon notice of termination a fee of Twenty-five Thousand Dollars ($25,000).

10.03. Either party may terminate this Agreement for fraud, willful and material misconduct or illegal conduct related to this Agreement of the other party upon written notice to the other party. Termination for such reason shall become effective upon receipt of such written notice by the other party.

10.04. If either party shall commit a breach or default of any term(s) or condition(s) of this Agreement and shall also fail to correct said breach or default within thirty (30) days after receipt of written notice thereof from the other party, the party giving notice may, at its option and in addition to any other remedies it may have at law or in equity, terminate this Agreement by sending written notice of termination to the other party to such effect. Termination under this section shall be effective as of the date set forth in said written notice unless LICENSOR seeks termination of this Agreement based on LICENSEE's nonpayment of royalty payment(s) or fees required hereunder. The effective date of termination for nonpayment shall be the date on which written notice of termination is made. The opportunity to cure a breach shall apply only to a party's first two notices of breach properly given. Upon the occurrence of a third breach by the same party, the other may terminate this Agreement upon thirty (30) days written notice.

10.05. Any failure of either party to this Agreement to terminate hereunder shall not be of such default or breach or a waiver of any future default or breach.

10.06. Termination of this Agreement by either party for any reason shall not affect and shall be without prejudice to the rights and obligations of the parties that have accrued prior to the effective date of said termination.

10.07. If, during the term of this Agreement, LICENSEE shall enter into bankruptcy or if LICENSEE's business shall be placed in the hand of a receiver or trustee, whether or not by a voluntary act of LICENSEE, this Agreement shall immediately terminate.

10.08. Within thirty (30) days of the effective date of termination of this Agreement, for any reason, LICENSEE shall notify LICENSOR, in writing, of the quantity of Licensed Product LICENSEE possesses as of the effective date of termination. LICENSEE shall have the right and license to sell that quantity of Licensed Product only and shall be obligated to make payment(s) thereon in accordance with the terms of this Agreement.

11.00 REPRESENTATIONS & WARRANTIES
11.01. LICENSOR AND LICENSEE EACH RESPECTIVELY REPRESENTS, WARRANTS AND COVENANTS THAT IT HAS THE FULL RIGHT, POWER AND AUTHORITY TO ENTER INTO THIS AGREEMENT.

11.02. DISCLAIMER OF WARRANTIES: LICENSOR MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, WHETHER EXPRESS OR IMPLIED, ORAL OR IN WRITING, IN FACT OR ARISING BY OPERATION OF LAW OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ALL IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE REGARDING LICENSED INVENTIONS, LICENSED PRODUCTS, LICENSED INFORMATION, AND PATENT RIGHTS PROVIDED TO LICENSEE HEREUNDER OR REGARDING THE OWNERSHIP AND FREEDOM FROM INFRINGEMENT OF ANY THIRD PARTY'S RIGHTS OR INTERESTS EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT. THE PARTIES ASSUME NO RESPONSIBILITIES WHATSOEVER OTHER THAN AS SET FORTH IN THIS AGREEMENT.

11.03. IN NO EVENT WILL LICENSOR OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS BE LIABLE FOR ANY INCIDENTAL, SPECIAL, CONSEQUENTIAL OR EXEMPLARY DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF ANTICIPATED PROFITS OR ECONOMIC LOSS RESULTING FROM EXERCISE OF THIS LICENSE OR MANUFACTURE, SALE, OR USE OF THE LICENSED INVENTIONS, LICENSED PRODUCTS, LICENSED

INFORMATION, PATENT RIGHTS OR OTHER INFORMATION, EVEN IF LICENSOR HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

12.00 EXPORT CONTROL

12.01. It is understood that LICENSOR is subject to United States laws and regulations controlling the export of certain commodities, including the Arms Export Control Act and the Export Administration Act, and that its obligations hereunder are contingent on compliance with such laws and regulations under which the transfer of certain commodities may require a license from the relevant agency of the United States Government by LICENSEE as a condition of exporting covered commodities to certain foreign countries. LICENSOR makes no representation as to the necessity of such a license or as the likelihood that such a license will be issued if one is required.

13.00 MISCELLANEOUS

13.01. Notice hereunder shall be deemed sufficient if given by regular U.S. mail with return receipt requested, postage prepaid and addressed to the party to receive such notice. Until otherwise notified in writing, all notices given or made to the parties shall be addressed as follows:

LICENSOR   SSL9, Inc., 4625 W. Nevso Drive Suites 2&3 , Las Vegas, NV 89103 ATTN: Executive Director

Any Notices sent by LICENSOR and returned because it was unclaimed or refused is deemed Notice.

13.02. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This license is nonassignable without the written approval of LICENSOR, which will not be unreasonably withheld, except to the successor of that part of LICENSEE's business to which the Licensed Invention pertains.

13.03. This Agreement may be modified only by mutual written agreement of the parties hereto.

13.04. In the event any portion of this Agreement shall be deemed by a court of competent jurisdiction to be overly broad in scope, duration or area of applicability, the court, considering the same, shall have the power and is hereby authorized and directed to limit such provision so it is no longer overly broad and to enforce the same as so limited. Subject to the foregoing sentence, in the event any provision of this Agreement shall be held to be invalid, illegal or unenforceable for any reason, such invalidity, illegality or unenforceability shall attach only to such provision and shall not affect or render invalid or unenforceable the remaining provisions of this Agreement.

13.05. LICENSEE shall comply with all applicable Federal, state and local laws and regulations in connection with its activities conducted pursuant to this Agreement.

13.06. The captions and section numbers used in this Agreement are inserted only as a matter of convenience and do not define, limit, explain or modify the scope or intent of such sections or otherwise affect this Agreement.

13.07. This Agreement and the inventorship and ownership of any inventions, patents, products and other intellectual property rights relating to the subject matter(s) of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Wyoming and the United States of America. LICENSEE consents to the exclusive jurisdiction and venue of the United States District Court for the District of Wyoming or, if federal jurisdiction is lacking, the Circuit Court of the

State of Wyoming. LICENSEE further agrees to waive its right to assert that either forum lacks personal jurisdiction over LICENSEE or is an inconvenient forum for resolving the underlying dispute.

13.08. Any term, provision or condition required for the interpretation of this Agreement or which is necessary for the full observation and performance by each party hereto of all rights and obligations arising prior to the date of termination shall survive such termination.
13.09. This Agreement constitutes the entire and only agreement between the parties and all other prior negotiations, representations, agreements and understandings are superseded hereby.

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this Agreement.

SSL9, INC BY Phil Mulligan, Executive Director

January 30th, 2018

MINMAX SPACES BY: Mike Reppe, President

_____ Signature

_____July 17th, 2018_____ Date